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Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:         Dec 31, 2026
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . . 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-10183	                              September 30, 2024

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2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE             DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC   X         ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):
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3. Exact name of investment company as specified in registration statement:

Brighthouse Funds Trust I
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4. Address of principal executive office (number,street,city,state,zip code):

11225 North Community House Road, Charlotte, North Carolina 28277
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INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Trustees of Brighthouse Funds Trust I:

We have examined management's assertion, included in the accompanying Management's Assertion Regarding Brighthouse
Funds' Compliance with Rule 17f-2 Under the Investment
Company Act of 1940 that SSGA Growth ETF Portfolio, SSGA
Growth and Income ETF Portfolio, SSGA Emerging Markets
Enhanced Index Portfolio, SSGA Emerging Markets Enhanced Index
Portfolio II (formerly, Brighthouse/abrdn Emerging Markets
Equity Portfolio) (the "SSGA Portfolios"), JPMorgan
Core Bond Portfolio, JPMorgan Small Cap Value Portfolio, and
JPMorgan Global Active Allocation Portfolio (the "JPM
Portfolios") (collectively the "Portfolios") of the Brighthouse
Funds Trust I (the "Trust"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 (the "specified requirements") as of September 30,
 2024, with respect to securities reflected in the investment accounts of the Portfolios. The Portfolios' management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Portfolios' compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about management's assertion. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent of the Portfolios and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of September 30, 2024, and with respect to agreement of security purchases and sales, for the period from May 31, 2024 (the date of our last examination) through September 30, 2024:

1.	Confirmation of all securities held by the institutions in
book-entry form with the Depository Trust Company, Euroclear Bank SA/NV, and various other sub-custodians in the case of foreign securities held on behalf of certain of the Portfolios.

2.	Confirmation of all securities hypothecated, pledged,
placed in escrow, or out for transfer with brokers, pledgees, and/or transfer agents.

3.	Reconciliation of all such securities to the books and
records of the Portfolios and State Street Bank & Trust
Company for the SSGA Portfolios and J.P. Morgan as a sub-accountant for the JPM Portfolios.

4.	Agreement of 12 security purchases and 12 security sales
or maturities from the books and records of the SSGA
Portfolios and agreement of 6 security purchases and 6 security sale or maturity from the books and records of the JPM Portfolios, since our last report, as applicable, to broker confirmations or performed alternative auditing procedures.

Our examination does not provide a legal determination on the Portfolios' compliance with specified requirements.

In our opinion, management's assertion that the Portfolios complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2024, with respect to securities reflected in the investment accounts of each of the Portfolios is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Trust and the Securities and Exchange Commission and is not intended to be, and should not be, used by anyone other than these specified parties.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
January 21, 2025


Management's Assertion Regarding Brighthouse Funds'
Compliance with Rule 17f-2 Under the Investment Company
Act of 1940

We, as members of management of the SSGA Growth ETF
Portfolio, SSGA Growth and Income ETF Portfolio, SSGA
Emerging Markets Enhanced Index Portfolio SSGA Emerging
Markets Enhanced Index Portfolio II (formerly,
Brighthouse/abrdn Emerging Markets Equity Portfolio),
JPMorgan Core Bond Portfolio, JPMorgan
Small Cap Value Portfolio, and JPMorgan Global Active
Allocation Portfolio (the "Portfolios") of Brighthouse
Funds Trust I, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company Act of
1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolios' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30,
2024, and from May 31, 2024 (date of the last examination) through September 30, 2024.

Based on this evaluation, we assert that the Portfolios were in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2024, with respect to securities reflected in the investment accounts of the Portfolios.

ON BEHALF OF:
Brighthouse Funds Trust I

/s/ Kristi Slavin
Kristi Slavin
President

/s/ Alan R. Otis
Alan R. Otis
Treasurer